04001536 ES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File Number
8-053716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 **AND ENDING** 12/31/03.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DELAFIELD HAMBRECHT, INC.

OFFICIAL USE ONLY
119001
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

701 5th AVE, STE 3800
(No. and Street Address)

SEATTLE	WA	98104-7067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.D. Delafield	(206) 254-4100
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

701 PIKE ST	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, J.D. Delafield__________ , *swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of* DELAFIELD HAMBRECHT, INC., *as of* DECEMBER *31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:*

____

____

____

______________________ *Signature*

President
______________________ *Title*

______________________ *Notary Public*

CAROL J. BLACK NOTARY PUBLIC COMMISSION EXPIRES 2-9-06 STATE OF WASHINGTON

*This report** contains (check all applicable boxes):*

- ☒ *(a) Facing page.*
- ☒ *(b) Statement of Financial Condition.*
- ☒ *(c) Statement of Income (Loss).*
- ☒ *(d) Statement of Changes in Financial Condition.*
- ☒ *(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- ☐ *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.*
- ☒ *(g) Computation of Net Capital*
- ☐ *(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.*
- ☐ *(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- ☒ *(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.*
- ☒ *(l) An Oath or Affirmation.*
- ☐ *(m) A copy of the SIPC Supplemental Report.*
- ☐ *(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*
- ☒ *(o) Report of Independent Certified Public Accountants on the Internal Control Structure.*

****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).**

Report pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

Delafield Hambrecht, Inc. and Subsidiaries

December 31, 2003 and 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Delafield Hambrecht, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Delafield Hambrecht, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delafield Hambrecht, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

Grant Thornton LLP

Seattle, Washington
January 30, 2004

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Delafield Hambrecht, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,

	2003	2002
ASSETS		
Cash and cash equivalents	$ 2,403,696	$ 2,156,084
Deposit with clearing organization	101,015	100,761
Receivable from broker dealers and clearing organization	174,798	107,638
Receivables - other	48,756	70,000
Securities owned	142,136	426,506
Prepaid expenses	191,762	99,615
Property and equipment, net	691,148	948,409
Investment in DHP Fund	157,007	-
Total assets	$ 3,910,318	$ 3,909,013
LIABILITIES		
Accounts payable	$ 28,636	$ 36,587
Accrued liabilities	127,275	57,967
Securities sold short, not yet purchased, at market value	1,491	13,020
Payable to broker dealers	15,930	2,353
Note payable	-	100,000
Total liabilities	173,332	209,927
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value:		
Authorized shares - 5,000,000		
Issued and outstanding Series A shares - 4,797,164	4,740,676	3,916,065
Aggregate liquidation preference of $4,797,164		
Common stock, $0.001 par value:		
Authorized shares - 19,000,000		
Issued and outstanding Series A shares - 2,500,000	10,000	10,000
Issued and outstanding Series B shares - 5,343,250	1,134,362	1,046,049
Issued and outstanding Series C shares - 30,000	7,500	-
Additional paid in capital	231,806	168,869
Deferred compensation	(165,451)	(159,101)
Accumulated deficit	(2,221,907)	(1,282,796)
Total stockholders' equity	3,736,986	3,699,086
Total liabilities and stockholders' equity	$ 3,910,318	$ 3,909,013

The accompanying notes are an integral part of these statements.

Delafield Hambrecht, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31,

	2003	2002
REVENUES		
Commissions	$ 1,782,129	$ 551,835
Investment advisory fees	622,077	651,538
Net gains from trading activity	243,282	39,658
Interest and dividends	14,344	19,205
Asset management	144,380	-
Other income	100,026	-
	2,906,238	1,262,236
EXPENSES		
Employee compensation and benefits	2,254,025	1,207,568
Clearing and floor brokerage charges	219,557	121,624
Regulatory fees and expenses	35,322	29,539
Communications and data processing	39,246	30,592
Occupancy and equipment costs	627,922	524,038
Interest	1,024	937
Taxes, other than income taxes	61,294	21,242
Other operating expenses	606,959	609,492
	3,845,349	2,545,032
NET LOSS	$ (939,111)	$ (1,282,796)

The accompanying notes are an integral part of these statements.

Delafield Hambrecht, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2003 and 2002

	Series A Preferred Stock	Series A Common Stock	Series B Common Stock	Series C Common Stock	Additional paid in capital	Deferred Compensation	Accumulated deficit	Total
Balance at January 1, 2002	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Series A common stock issued for cash	-	10,000	-	-	-	-	-	10,000
Series B common stock issue for equipment and leasehold improvements, net of financing charges	-	-	1,046,049	-	-	-	-	1,046,049
Series A preferred stock issued for cash, net of issuance costs	3,916,065	-	-	-	-	-	-	3,916,065
Stock options issued to consultants for services rendered	-	-	-	-	2,268	-	-	2,268
Stock options issued to employees for services rendered	-	-	-	-	166,601	(159,101)	-	7,500
Net loss	-	-	-	-	-	-	(1,282,796)	(1,282,796)
Balance at December 31, 2002	3,916,065	10,000	1,046,049	-	168,869	(159,101)	(1,282,796)	3,699,086
Series B common stock issue to employees for services	-	-	88,313	-	-	-	-	88,313
Series C common stock issued for cash	-	-	-	7,500	-	-	-	7,500
Series A preferred stock issued for cash, net of issuance costs	824,611	-	-	-	-	-	-	824,611
Stock options issued to consultants for services rendered	-	-	-	-	4,535	-	-	4,535
Stock options issued to employees for services rendered	-	-	-	-	58,402	(6,350)	-	52,052
Net loss	-	-	-	-	-	-	(939,111)	(939,111)
Balance at December 31, 2003	$ 4,740,676	$ 10,000	$ 1,134,362	$ 7,500	$ 231,806	$ (165,451)	$ (2,221,907)	$ 3,736,986

The accompanying notes are an integral part of this statement.

Delafield Hambrecht, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,

Increase (Decrease) in Cash and Cash Equivalents	2003	2002
Cash flows from operating activities		
Net loss	$ (939,111)	$ (1,282,796)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	274,762	245,657
Gain on forgiveness of liability	(100,000)	-
Stock options issued for services	56,587	9,768
Stock issued to employees for services	88,313	-
Changes in assets and liabilities		
Deposit with clearing organization	(254)	(100,761)
Receivables from broker dealers and clearing organization	(67,160)	(107,638)
Receivables - other	21,244	(70,000)
Securities owned, net	284,370	(426,506)
Prepaid expenses	(92,147)	(99,615)
Investment in DHP fund	(7,951)	-
Accounts payable	69,308	36,587
Accrued liabilities	(11,529)	57,967
Securities sold, not yet purchased	13,577	13,020
Payable to broker dealers	(127,007)	2,353
Net cash used in operating activities	(536,998)	(1,721,964)
Cash flows from investing activities		
Additions to property and equipment	(17,501)	(148,017)
Investment in DHP fund	(30,000)	-
Net cash used in investing activities	(47,501)	(148,017)
Cash flows from financing activities		
Proceeds from clearing organization note payable	-	100,000
Proceeds from sale of Series A common stock	-	10,000
Proceeds from sale of Series A preferred stock - net	824,611	3,916,065
Proceeds from sale of Series C common stock	7,500	-
Net cash provided by financing activities	832,111	4,026,065
NET INCREASE IN CASH AND CASH EQUIVALENTS	247,612	2,156,084
Cash and cash equivalents at beginning of year	2,156,084	-
Cash and cash equivalents at end of year	$ 2,403,696	$ 2,156,084
Cash paid during the year for interest	$ 1,023	$ 937
Non-cash investing and financing activities:		
Series B common stock issued in exchange for equipment and leasehold improvements	$ -	$ 1,096,049

The accompanying notes are an integral part of these statements.

Delafield Hambrecht, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Delafield Hambrecht, Inc. and Subsidiary (the Company) is a Delaware Corporation formed on December 20, 2001, doing business in Washington State, and a registered broker-dealer (registered in Washington on March 25, 2002) in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in brokerage and investment banking services and clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. Its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash. In 2003, the Company formed DH Partners, LLC (DHP) as its wholly own subsidiary. The only duties and obligations of DHP is to manage the affairs of its investment partnership, Delafield Hambrecht Partners Fund L.P. (DHP Fund).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Basis of Accounting

The accounts of the Company are maintained on an accrual basis. Revenues and investment income are recognized as they are earned. All intercompany transactions have been eliminated.

2. Cash Equivalents

Cash and cash equivalents include cash on hand, cash due from banks and brokerage accounts, certificates of deposit and highly liquid debt instruments purchased with a maturity of three months or less. Cash and cash equivalents consist of the following at December 31:

	2003	2002
Cash	$ 902,722	$ 306,605
Money Market	1,500,974	1,849,479
	$ 2,403,696	$ 2,156,084

3. Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Investment banking retainers are recognized ratably over the related contract period upon receipt. Investment banking success fees are recognized when earned and collectibility is reasonable assured.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years, and leasehold improvements are amortized over the shorter of the lease term or remaining useful life. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

5. Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

6. Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, other assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

7. Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. Concentrations

The Company maintains its cash balances in several financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

9. Stock-Based Compensation

The Company has a stock-based employee compensation plan, which is described more fully in note L. The Company has elected to follow FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and related interpretations in accounting for its employee stock options.

NOTE C - MANAGEMENT'S PLANS

As of December 31, 2003 and 2002, the Company had an accumulated deficit of $2,221,907 and $1,282,796, respectively, which raises doubt about its ability to continue as a going concern.

Management is taking the following steps that it believes will be sufficient to allow continued operations of the Company. Management believes that its revenue pipeline from investment banking, institutional brokerage and asset management will exceed its total currently estimated operating expenses of $3.75 million for the year. Furthermore, management believes that, if necessary, it has access to additional capital; although the price of such capital cannot be estimated.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from the outcome of this uncertainty.

NOTE D - SECURITIES OWNED

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values or estimated fair value if not readily marketable, as follows for the year ended December 31:

	2003		2002	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Money market securities, at market value	$ -	$ -	$ 373,543	$ -
Corporate stocks, at market value	17,136	1,491	2,963	13,020
Investments, at estimated fair value	125,000	-	50,000	-
	$ 142,136	$ 1,491	$ 426,506	$ 13,020

NOTE D - SECURITIES OWNED - Continued

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2003 and 2002 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2003 and 2002.

Included in investments are certain securities, which are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2003, these securities consist of corporate preferred stock at an estimated fair value of approximately $50,000 and a note receivable at an estimated net value of $75,000. The note receivable matures on August 1, 2005 and bears interest at 2.1% payable on the first day of each calendar quarter. At December 31, 2002, these securities consist of corporate preferred stock at an estimated fair value of approximately $50,000.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2003 and 2002:

	2003	2002
Computer equipment and software	$ 332,444	$ 314,944
Furniture and office equipment	162,784	162,784
Leasehold improvements	716,338	716,338
	1,211,566	1,194,066
Less accumulated depreciation and amortization	520,418	245,657
	$ 691,148	$ 948,409

NOTE F - INVESTMENT IN DHP FUND

In 2003, DH Partners, LLC (DHP) formed a limited partnership, DHP Fund where DHP is the general partner while limited partners can buy interest through the purchase of minimum initial investment of $250,000 (unless the minimum is waived by the General Partner). The General Partner is specifically allocated 20% of the Net Profits of the Partnership allocated to each Limited Partner. The partnership held its first closing of the offering on April 30, 2003, and this offering was made only to "accredited investors". This partnership is managed by the General Partner, which consists of Robert McNulty, Senior Managing Director, and J.D. Delafield, Director. DHP Fund seeks long-term capital gains by investing in a portfolio of 30-40 small to medium-sized companies usually located or headquartered in the Northwest, and primarily in the technology, health care and consumer product sectors. To date, the primary sources of investment ideas have been from the firm's research analysts. For managing the DHP Fund, the Company receives a management fee, calculated and payable in advance of the first day of each calendar month of one percent per annum. At December 31, 2003, the Company recorded $157,000 as an asset related to the partnership agreement, including an initial contribution of $30,000. The investment represents less than 5% of assets under management by DHP Fund and, accordingly, is accounted for at cost. In addition a total of $144,380 of revenues were recorded under the same agreement.

NOTE G - AGREEMENT WITH CLEARING ORGANIZATION

The Company introduces all customer transactions in securities traded on U. S. securities markets to Pershing, LLC (Pershing) on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. In 2003, Bank of New York acquired Pershing. As part of the acquisition, Bank of New York Clearing Services transferred its clearing agreements to Pershing.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situations.

Pursuant to the clearing agreement signed with BNYCS, the Company received a $100,000 fee rebate loan. This loan was intended to be a forgivable loan to the Company, in anticipation of the Company generating the minimum monthly billing amounts from March 2003 through February 2004 as set forth in the agreement. During 2003, the Company met the minimum monthly billing amounts as set forth in the agreement. A total of $100,000 has been recognized as other income relating to the forgiveness of the note payable.

NOTE H - STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that the Company is authorized to issue is 24,000,000 shares, each with $0.01 par value, of which 19,000,000 shares shall be common stock and 5,000,000 shares shall be preferred stock.

1. Convertible Preferred Stock

Series A Convertible Preferred Stock

The series of preferred stock has been designated Series A Convertible Preferred Stock (Series A shares) and consists of 5,000,000 shares. At December 31, 2003 and 2002, 4,797,164 and 3,967,500 Series A shares are issued and outstanding, respectively.

Series A shares can be converted, at the option of the holder, into such number of fully paid and nonassessable shares of Series B Common as is determined by dividing $1.00 by the then effective conversion price. The initial conversion price is $1.00. In addition, holders of Series A shares are entitled to receive noncumulative dividends, out of any assets legally available, at the annual rate of $0.08 per share when, as and if declared by the Board of Directors. Holders of the Series A shares have preference on dividends relative to holders of common stock. The holders of Series A shares have the right to one vote per share. Series A shares are not redeemable.

Series A shares have preferential liquidation rights over the common stock. In the event of liquidation, Series A shareholders shall be entitled to be paid out of the assets of the Company an amount equal to the sum of $1.00 per share and all declared and unpaid dividends on such shares, if any (Series A Preferential Amount). If the assets and funds distributed among the holders of the Series A shares are insufficient to permit the payment of the Series A Preferential Amount, then the remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A shares in proportion to the preferential amount each such holder is otherwise entitled to receive.

2. Common Stock

Series A Common Stock

The first series of common stock has been designated Series A Common Stock (Series A Common shares) and consists of 2,500,000 shares. At December 31, 2003 and 2002, 2,500,000 Series A Common shares are issued and outstanding.

Series B Common Stock

The second series of common stock has been designated Series B Common Stock (Series B Common shares) and consists of 12,750,000 shares. At December 31, 2003 and 2002, 5,343,250 and 5,000,000 Series B Common shares are issued and outstanding, respectively.

NOTE H - STOCKHOLDERS' EQUITY - Continued

Series C Common Stock

The third series of common stock has been designated Series C Common Stock (Series C Common shares) and consists of 3,750,000 shares. Series C Common shares have been reserved for stock options. At December 31, 2003 and 2002, 7,500 and 0 Series C Common shares are issued and outstanding, respectively.

Subject to prior rights of preferred stock shareholders, holders of Series A Common shares are entitled to receive dividends, on a pro rata basis when, as and if declared by the Board of Directors. In the event of liquidation, after payment of preferential amounts, all remaining assets will be distributed ratably among holders of Series A, B, and C Common shares. Holders of each share of Series A Common shall have the right to two votes per share, and the holders of each share of Series B Common will have the right to one vote per share. Except as otherwise provided by law, the holders of Series C Common shares will have no voting rights with respect to matters of the Company and their consent shall not be required for taking any corporate action.

3. Salary Deferral Program

For the period of May 2003 through December 2003, the Company offered a salary deferral program to its employees whereby each employee could elect to forfeit or defer a portion of their salary in exchange for common stock. For each dollar deferred, the Company granted two shares of Series B or C Common Stock. For each dollar forfeited, the Company granted four shares of Series B or C Common Stock. In 2003, the Company issued 71,000 and 176,000 shares of Series B Common Stock for deferred and forfeited salary, respectively. Compensation settled in common stock related to this program totaled $79,500 for 2003.

NOTE I - RELATED PARTY

Prior to the Company's incorporation and licensing as a broker-dealer, the Company's president and certain employees operated the Seattle office of WR Hambrecht+Company (Hambrecht). In consideration for Series B Common Stock, the Company received equipment and leasehold improvements and a license agreement in favor of the Company for the use of the Hambrecht name, as described in the agreement. Because Hambrecht and the Company were under common control, the equipment and leasehold improvements were recorded at Hambrecht's carrying cost (founder's cost).

As part of the agreements above, the parties also agreed that current projects and clients would be transferred to the Company with certain revenue sharing with Hambrecht based ultimately on the scope of the work performed and fees received by the Company. A total of $0 and $4,500 has been remitted to Hambrecht relating to the revenue sharing agreement at December 31, 2003 and 2002, respectively. No amounts are payable to Hambrecht at December 31, 2003 and 2002.

NOTE J - COMMITMENTS

The Company leases office space and certain equipment under the terms of various non-cancelable operating leases. The future minimum payments, by year and in aggregate, required for these leases with initial or remaining terms of one year or more consist of the following:

Year ending December 31,	
2004	$ 234,159
2005	234,159
2006	219,101
2007	224,748
2008	230,394
Thereafter	446,093
	$ 1,588,654

Rent expense for the year ended December 31, 2003 and 2002 amounted to approximately $270,000.

NOTE K - INCOME TAXES

The income tax provision reconciled to the tax computed at the statutory federal rate was as follows for the year ended December 31, 2003 and 2002:

	2003	2002
Tax benefit at statutory rate	$ (318,000)	$ (437,000)
Non-deductible expenses	5,000	4,000
Increase in valuation allowance	313,000	433,000
Total	$ -	$ -

NOTE K - INCOME TAXES - Continued

The components of deferred taxes are as follows at December 31, 2003 and 2002:

	2003	2002
Deferred tax asset (liability):		
Excess book depreciation and amortization over tax	$ 58,000	$ 38,000
Deferred compensation	23,000	4,000
Prepaid expenses and short sales	(50,000)	(21,000)
Net operating loss carryforward	667,000	368,000
Bad debt reserve	9,000	-
Start up costs	35,000	44,000
Accrued vacation and other	4,000	-
Net deferred tax asset	746,000	433,000
Valuation allowance	(746,000)	(433,000)
	$ -	$ -

The Company has increased its valuation allowance by $313,000 for the year ended December 31, 2003, due to the uncertainty of future realization of the net deferred tax assets. At December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,962,000 available to offset future income, which expire through 2024. Utilization of these carryforwards are dependent on future taxable income and could further be limited due to a change in control in the Company's ownership as defined by the Internal Revenue Code 382.

NOTE L - STOCK OPTION PLAN

The Company's 2002 California Stock Incentive Plan, amended in 2003, authorized the grant of options to employees and consultants for up to 750,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator. As of December 31, 2003 and 2002, no options had been granted under the 2002 California Stock Incentive Plan.

NOTE L - STOCK OPTION PLAN - Continued

The Company's 2002 Stock Incentive Plan, amended in 2003, authorized the grant of options to employees and consultants for up to 3,750,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator.

The Company has elected to follow FASB Statement No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), and related interpretations in accounting for its employee stock options. Under SFAS 123, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; no dividend yield; zero volatility; and an expected life of the option of ten years. The unvested portion of 165,451 and $159,101 has been recorded as deferred compensation at December 31, 2003 and 2002.

The Company granted 20,000 and 10,000 options to consultants for services in 2003 and 2002, respectively. The estimated fair value of these options totaling $4,535 and $2,268 was charged to expense during December 31, 2003 and 2002. The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4%; no dividend yield; 100% volatility factor; and an expected option life of ten years.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2003 and 2002:

	Options	Weighted-average exercise price
Outstanding at December 31, 2001	-	$ -
Granted in 2002	2,181,500	0.25
Exercised in 2002	-	-
Forfeited in 2002	(150,000)	0.25
Outstanding at December 31, 2002	2,031,500	0.25
Granted in 2003	1,113,500	0.25
Exercised in 2003	(30,000)	0.25
Forfeited in 2003	(520,000)	0.25
Outstanding at December 31, 2003	2,595,000	$ 0.25
Weighted-average fair value of options granted during the year	$ 0.25	

NOTE L - STOCK OPTION PLAN - Continued

The following table summarizes information about options outstanding at December 31, 2003:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$0.25	2,595,000	9.14	629,208	$0.25
	2,595,000		629,208	

NOTE M - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan. Under the plan, employees may elect to defer up to 25% of their salary, subject to limitations under the Internal Revenue Code. The Company does not make matching contributions.

NOTE N - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", a ratio of 15 to 1, as those terms are defined by the rule. The Company's net capital and required net capital were $2,476,215 and $227,500, respectively and its ratio of aggregate indebtedness to net capital was 0.06 to 1.00. The Company's absolute minimum required net capital is $100,000.

SUPPLEMENTARY INFORMATION

Delafield Hambrecht, Inc. and Subsidiary

Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2003

Aggregate indebtedness		
Total liabilities		$ 173,332
Less, nonaggregate indebtedness liabilities		17,421
Aggregate indebtedness		$ 155,911
Net capital		
Total stockholder's equity		3,736,986
Adjustments to net capital pursuant to Rule 15c3-1		
Deduct		
Nonallowable assets		
Receivables - other	$ 48,756	
Prepaid expenses	191,762	
Property and equipment	691,148	
Investment in DHP Fund	157,007	
Securities not readily marketable	125,000	
		(1,213,673)
Haircuts on securities		(34,612)
Undue concentration		(12,486)
		(1,260,771)
Net capital		2,476,215
Minimum net capital requirement		227,500
Excess net capital over minimum requirement		$ 2,248,715
Ratio of aggregate indebtedness to net capital		0.06

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31,

	2003
Net Capital	
Net capital as of December 31 per unaudited report filed by respondent	$ 2,494,360
Adjustment to record vacation expense	(12,719)
Adjustment to properly record trading gains/losses	(5,426)
Net capital per Schedule I	$ 2,476,215
Aggregate Indebtedness	
Aggregate indebtedness as of December 31 per unaudited report filed by respondent	$ 159,122
Adjustment to reclassify margin debt	(15,930)
Adjustment to record vacation expense	12,719
Aggregate indebtedness at December 31, as adjusted	$ 155,911

These adjustments changed the ratio of aggregate indebtedness to net capital of 0.07 to 1 from 0.06 to 1 and 0.08 to 1 from 0.05 to 1 as previously reported in the unaudited FOCUS Part IIA for the year ended December 31, 2003 and 2002, respectively.

SUPPLEMENTAL REPORT

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Delafield Hambrecht, Inc. and Subsidiary

In planning and performing our audit of the financial statements of Delafield Hambrecht, Inc. and Subsidiary (the Company), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c 3-3

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton

Seattle, Washington
January 30, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

701 Pike Street, Suite 1500
Seattle, WA 98101-2310
T (206) 623-1121
F (206) 623-9247
W www.grantthornton.com